UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2012

Check here if Amendment |x|; Amendment Number:
This Amendment (Check only one.): |x| is a restatement.
|_| adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Saratoga Research & Investment Management
Address: 14471 Big Basin Way, Suite E
Saratoga, CA 95070

13F File Number: 028-13757

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Kevin P. Tanner
Title: President
Phone: (408) 741-2333

Signature, Place, and Date of Signing:

/s/ Kevin P. Tanner   Saratoga, CA   Date January 15, 2012

Report Type (Check only one.):

|X| 13F HOLDINGS REPORT.

|_| 13F NOTICE.

|_| 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:

Form 13F Information Table Entry Total: 52

Form 13F Information Table Value Total: $704,091 (thousands)

List of Other Included Managers:

 No. 13F File Number   Name

NONE

<PAGE>

<TABLE>
<CAPTION>

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M Company	COM	88579Y101	32419	349159	SH		Sole		321369		27790
Abbott Labs	COM	002824100	23496	358715	SH		Sole		334680		24035
Accenture Ltd New	COM	G1151C101	4977	74835	SH		Sole		73190		1645
Adobe Systems	COM	00724F101	13958	370429	SH		Sole		329774		40655
Altria Group	COM	02209S103	257	8180	SH		Sole		6000		2180
Automatic Data Processing	COM	053015103	30032	527519	SH		Sole		477629		49890
Becton, Dickinson & Co	COM	075887109	22077	282352	SH		Sole		266182		16170
Berkshire Hathaway B	COM	084670702	14824	165257	SH		Sole		152392		12865
Bristol-Myers Squibb	COM	110122108	293	8980	SH		Sole		5640		3340
C.H. Robinson Worldwide	COM	12541W209	3686	58298	SH		Sole		43843		14455
C.R. Bard	COM	067383109	11808	120810	SH		Sole		107705		13105
Chevron Corp New	COM	166764100	222	2055	SH		Sole		1265		790
Cisco Systems	COM	17275R102	30378	1546018	SH		Sole		1428358		117660
Coca-Cola	COM	191216100	28998	799934	SH		Sole		734052		65882
Cognizant Tech Solutions	COM	192446102	2861	38725	SH		Sole		35620		3105
Colgate-Palmolive	COM	194162103	6934	66330	SH		Sole		53455		12875
Diageo PLC	COM	25243Q205	374	3210	SH		Sole		2210		1000
Ecolab Inc	COM	278865100	653	9083	SH		Sole		9083		
FactSet Research Sys	COM	303075105	5204	59098	SH		Sole		44908		14190
General Dynamics	COM	369550108	29319	423256	SH		Sole		391296		31960
Int'l Business Machines	COM	459200101	29625	154658	SH		Sole		140728		13930
Johnson & Johnson	COM	478160104	29849	425807	SH		Sole		393352		32455
Kellogg Company	COM	487836108	261	4675	SH		Sole		3375		1300
Lorillard Inc	COM	544147101	239	2050	SH		Sole		1500		550
McCormick & Co	COM	579780206	12859	202402	SH		Sole		179867		22535
McDonalds	COM	580135101	28729	325688	SH		Sole		296268		29420
Medtronic	COM	585055106	29355	715618	SH		Sole		656683		58935
Microsoft	COM	594918104	28982	1085063	SH		Sole		998528		86535
NIKE	COM	654106103	29195	565795	SH		Sole		512211		53584
National Grid PLC	COM	636274300	337	5865	SH		Sole		4250		1615
Nestle SA Spons ADR	COM	641069406	9058	138990	SH		Sole		105165		33825
Novo Nordisk ADR	COM	670100205	24447	149790	SH		Sole		132800		16990
Omnicom Group	COM	681919106	29564	591750	SH		Sole		541685		50065
Oracle	COM	68389X105	34282	1028862	SH		Sole		940379		88483
Paychex	COM	704326107	346	11140	SH		Sole		8130		3010
Pepsico	COM	713448108	18175	265600	SH		Sole		243854		21746
Pfizer	COM	717081103	253	10070	SH		Sole		6970		3100
Procter & Gamble	COM	742718109	29452	433820	SH		Sole		398740		35080
Southern Copper Corp	COM	84265V105	408	10777	SH		Sole		7732		3045
Spectra Energy	COM	847560109	297	10865	SH		Sole		7080		3785
Stryker	COM	863667101	28722	523932	SH		Sole		480717		43215
Sysco Corp	COM	871829107	23615	745881	SH		Sole		661341		84540
Total System Services	COM	891906109	10250	478545	SH		Sole		449860		28685

United Technologies	COM	913017109	27489	335195 SH	Sole	315370	19825
Varian Medical Systems	COM	92220P105	15889	226216 SH	Sole	208491	17725
Wal-Mart Stores	COM	931142103	31819	466354 SH	Sole	422734	43620
Public Storage 5.90% PFD S	PFD	74460W206	848	32415 SH	Sole	29525	2890
Boardwalk Pipeline Partners LP	ETP	096627104	255	10255 SH	Sole	7545	2710
Kinder Morgan Energy Prtns LP	ETP	494550106	241	3020 SH	Sole	2020	1000
Oneok Partners LP	ETP	68268N103	383	7100 SH	Sole	4700	2400
Plains All American Pipeline L	ETP	726503105	317	7000 SH	Sole	6000	1000
SPDR Gold Trust	ETF	78463V107	10780	66537 SH	Sole	57306	9231

</TABLE>